

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 26, 2007

Paul A. Smith
Controller and Senior Vice President, Finance and Administration
Imperial Oil Limited
237 Fourth Avenue S.W.
Calgary, Alberta T2P 3M9

   Re: **Imperial Oil Limited**
     Form 10-K for the Fiscal Year Ended December 31, 2006
     Filed February 28, 2007
     Response letter dated June 11, 2007
     File No. 0-12014

Dear Mr. Smith:

   We have reviewed your response letter, and filings, and have the following engineering comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Financial Statements and Supplementary Data, page 31

Oil and Gas Reserves, page 33

1. We note the significant revisions to your heavy oil proved reserves in each of the last three years. Paragraph 11 of FASB 69 requires "appropriate explanation of significant changes" such as these. Please amend your document to include this information.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

       You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief